RESTRICTED STOCK AGREEMENT

THIS RESTRICTED STOCK AGREEMENT (this “Agreement”), is entered into as of November 21, 2012 (the “Grant Date”) by and between Pam Roth (the “Participant”) and Med One Oak, Inc. (the “Company”);

WITNESSETH THAT:

WHEREAS, the Participant has been awarded by the Company’s Board of Directors (the “Board”) shares of the Company’s common stock, $0.001 par value per share (the “Stock”), restricted as to resale;

NOW, THEREFORE, IT IS AGREED, by and between the Company and the Participant, that:

Grant.  A grant is hereby made to the Participant for and with respect to 500,000 shares of Stock (the “Restricted Stock”), subject to the terms and conditions of this Agreement and that certain Executive Employment Agreement entered into by and between the Company and Participant as of January 1, 2013 (the “Executive Employment Agreement”).  The Participant is not required to pay any purchase price for the Restricted Stock.

Vesting.  The shares of Restricted Stock covered by this Agreement shall vest as follows:

If the Participant is employed by the Company on January 1, 2013 as the Company’s Chief Financial Officer pursuant to the Executive Employment Agreement, and as of the close of business on January 1, 2013 Participant has not breached the Executive Employment Agreement and conditions do not exist that would permit the Company to terminate the Participant for Cause under the Executive Employment Agreement, then the Participant shall become vested in 50% of the shares of Restricted Stock on January 1, 2013;

As to another 25% of the shares, on January 1, 2014, provided that the Participant’s Date of Termination has not yet occurred as of such date.

As to the final 25% of the shares of Restricted Stock, on January 1, 2015, provided that the Participant’s Date of Termination has not yet occurred as of such date.

The Participant’s vested percentage shall be 100% if the Participant’s Date of Termination occurs on account of the Participant’s death or Disability.  The Board may accelerate the vesting of the shares of Restricted Stock covered by this Agreement at any time in its complete discretion.

Notwithstanding the foregoing schedule, the Committee may, in its complete discretion, determine that any portion (i.e., from zero percent to 100%) of the shares of Restricted Stock covered by this Award that have not yet vested shall become vested if either a Public Offering or a Change in Control occurs before the Participant’s Date of Termination, or if the Participant’s Date of Termination is attributable to his or her Disability or death.  The Committee, in its complete discretion, may also accelerate the vesting of any portion (from zero percent to 100%) of the shares of Restricted Stock covered by this Agreement that have not yet vested at any time for any other reason.

Forfeiture of Shares. Shares of Restricted Stock covered by this Agreement that are not vested as of the Participant’s Date of Termination shall be forfeited back to the Company.

Rights as Shareholder Before Vesting.  One hundred percent (100%) of the shares of Restricted Stock awarded to the Participant shall immediately be deemed to be issued and outstanding as of the Grant Date, and the Participant shall immediately be shown as the owner of the shares in the Company’s stock transfer records.  The Participant shall not have the right to receive dividends or to vote the shares of Restricted Stock covered by this Agreement until, and then only to the extent that, the shares have vested.

Tax Withholding.  The Participant must pay to the Company in cash all taxes imposed on the Participant with respect to the Restricted Stock and required by law to be withheld by the Company for payment to the Internal Revenue Service or a state or foreign tax authority.  Certain federal income tax consequences of the Grant are set forth in Exhibit I attached hereto.

Transferability.

Until vested, shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until any condition applicable to such shares constituting a substantial risk of forfeiture under Section 83 of the Code is satisfied or has lapsed.  The Company may retain the certificates representing shares of Restricted Stock in the Company’s possession until such time as all conditions or restrictions applicable to such shares, including any conditions or restrictions not constituting a substantial risk of forfeiture under Section 83 of the Code, are satisfied or have lapsed.

Participant agrees that the shares of Restricted Stock acquired by Optionee hereunder shall not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by the Participant in any respect for a period of eighteen (18) months after the vesting of such shares of Restricted Stock; and any such transfer shall be void ab initio.  Participant agrees that the Company shall retain possession of the certificates representing shares of Restricted Stock until such time as the restriction in this Section 6(b) shall have lapsed.

During the period that shares of Restricted Stock granted to a Participant hereunder are subject to restrictions on transfer as provided in this Section 6, all rights with respect to the shares of Restricted Stock subject to such transfer restrictions shall, during the Participant’s lifetime, be available only to the Participant.

During the period that the Company maintains possession of the certificates representing shares of Restricted Stock, (i) all cash dividends on such shares shall be paid to the Participant, but all dividends payable in stock or other non-cash property with respect to such shares shall be delivered to the Company to hold on behalf of the

Participant until the Company no longer maintains possession of the certificates representing such shares of Restricted Stock, and (ii) Participant shall have the right to vote the shares of Restricted Stock represented by such certificates on any matter for which such shares have the right to vote.

Heirs and Successors.  This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person that acquires, whether by merger, consolidation, purchase of assets, or otherwise, all or substantially all of the Company’s assets and business.

Administration.  The authority to manage and control the operation and administration of this Agreement is vested in the Board.  Any interpretation of this Agreement by the Board, and any decision made Board with respect to this Agreement, is final and binding on all persons.

Not an Employment Contract.  This Agreement does not confer on the Participant any right with respect to continuation of employment or other service with the Company or any affiliate of the Company, nor does it interfere in any way with any right that the Company otherwise has at any time to terminate or modify the terms of the Participant’s employment.  Except as may otherwise be specifically provided in any other written agreement between the Company and the Participant, the definitions in this Agreement are only for the purposes of this Agreement.

Notices.  Any written notices provided for in this Agreement shall be in writing and shall be deemed sufficiently given if hand-delivered or sent by fax, overnight courier, or postage-paid first class mail.  Notices sent by mail shall be deemed received three business days after being mailed, but in no event later than the date of actual receipt. Notices shall be directed, if to the Participant, to the Participant’s last address indicated in the Company’s employment records, or if to the Company, to the Company’s principal executive office.

Restrictions on Sale in Connection with Public Offering.  The Participant agrees that in the event of a Public Offering he or she shall not effect any public sale or distribution of any vested shares of Stock acquired pursuant to this Agreement, other than as part of such Public Offering, including, but not limited to, pursuant to Rule 144 or 144A under the Securities Act, during the 20 days prior to and the 180 days after the effective date of such registration statement, or during such other period as determined by the Committee.  The Participant further agrees that any sale, transfer or other disposition of shares of Stock by him or her acquired pursuant to this Agreement following a Public Offering shall be subject to compliance with, and may be limited under, the federal securities laws and/or state “blue sky” and/or non-U.S. securities laws, as well as being limited under, and subject to, any “lock-up” agreement between the Company and any underwriter.

Amendment.  This Agreement may be amended by written agreement of the Participant and the Company, without the consent of any other person.  Also, the Company may amend this Agreement unilaterally to the extent necessary to comply with federal or state tax, securities, or other legal requirements, or the requirements of any stock exchange; provided, however, that no amendment may materially adversely affect the Participant's rights, or materially increase the Participant's obligations, under the Agreement without the Participant's written consent.  If the Company undergoes a recapitalization, reorganization, sale, merger (whether or not taxable), or similar transaction in which the Company’s shareholders generally exchange their shares of Stock in the Company for new shares of stock or other equity interests in the Company or another entity, then the Participant shall, unless determined otherwise by the Committee in its discretion, receive in exchange for any of the shares of Stock covered by this Agreement that have not yet vested, new shares of stock or other equity interests of the same type as the Participant receives for his or her vested shares of Stock (or would receive if any of the shares of Stock covered by this Agreement were vested), but such shares of Stock or other equity interests may be subject to (a) vesting condition(s) that are the same or similar to the unexpired vesting condition(s) that applied to the shares of unvested Stock in exchange for which such new shares of Stock or other equity interests are received.

Applicable Law. The provisions of this Agreement shall be construed in accordance with the laws of the State of Texas, without regard to the conflict of law provisions of any state.

Special restrictions if Stock vests before Public Offering.  This Section 14 shall apply at all times if the Company has not undergone a Public Offering, but shall not apply if the Company has undergone a Public Offering:

Company Repurchase Right.  If the Participant voluntarily or involuntarily terminates his or her Service for any reason other than Cause, the Company shall have the right to repurchase all or any portion of the Stock acquired by the Participant pursuant to this Agreement by offering to pay the Participant the Fair Market Value of such Stock, determined as of the Date of Termination.  This repurchase right must be exercised by the Company, if at all, within one hundred eighty (180) days after the Participant’s Date of Termination.  The Company shall pay cash in a lump sum for such shares of Stock and/or shall make payment by canceling an amount of indebtedness owed to it by the Participant.  The Company may in its complete discretion assign its repurchase rights to any other person.

Right of First Refusal.

The Participant may not accept any offer to purchase all or any portion any Stock owned by the Participant that was acquired pursuant to this Agreement unless such offer is in writing, for cash, irrevocable by its terms for at least thirty (30) days, and bona fide as determined by the Committee in good faith.  If the Participant desires to accept any such offer from any prospective purchaser, the Participant shall give notice in writing to the Company (i) designating the number of shares of Stock to be sold, (ii) naming the prospective purchaser of such shares of Stock, and (iii) specifying the offer price and other terms upon which the Participant may sell the shares pursuant to the offer.  During the 30-day period following receipt of such notice by the Company, the Company shall have the right to purchase from the Participant all (but not less than all) of the shares of Stock specified in such notice at the offer price and upon the terms specified in the offer.

The rights provided hereunder shall be exercised by the Company by written notice to the Participant.  If such rights are exercised, the Company shall deliver to the Participant a certified or bank check for the specified offer price, payable to the order of the Participant, and/or appropriate evidence of the cancellation of any indebtedness owed by the Participant to the Company, in either case against delivery of certificates or other instruments representing the shares of Stock so purchased, appropriately endorsed by the Participant.  At any time during the 30 days following the expiration unexercised of the Company’s 30-day purchase rights period, the Participant may sell such Stock, but only to the purchaser identified in the notice to the Company, at the price, and on the other terms, specified in the notice, provided that such purchaser must have first agreed in writing to be bound by a right of first refusal in favor of the Company substantially similar to the provisions of this Section 14(b) of this Agreement, as well as to the restrictions on a sale in connection with a public offering contained in Section 11 of this Agreement.

Tag- and Drag-Along Rights.

Participant’s Tag-Along Rights.  If a person or group of persons acting together offers to purchase from Company shareholders 50% or more  of the total number of shares of Stock then outstanding, or the Company agrees to sell shares of Stock in a Public Offering, then Participant shall have the right  to sell to such person or group of persons, or to the public in connection with the Public Offering, a number of his or her shares of Stock acquired pursuant to this Agreement equal to the product of the total number of such shares of Stock multiplied by a fraction the numerator of which is the total number of shares of Stock for which the person or group of persons has made such offer or the total number of shares of Stock being sold to the public by other Company shareholders in connection with such Public Offering and the denominator of which is  the total number of shares of Stock outstanding immediately before such sale to a person or group, or to the public, other than the shares acquired pursuant to this Agreement.

Company Shareholders’ Drag-Along Rights.  If Company shareholders accept an offer from a person or group of persons acting together to purchase 50% or more  of the total number of shares of Stock then outstanding, other than Participant’s shares of Stock acquired pursuant to this Agreement, then Participant shall, with respect to any of his or her shares of Stock acquired pursuant to this Agreement, but only if such person or group of persons acting together desires to purchase such shares of Stock, be required to sell a number of his or her shares of Stock acquired pursuant to this Agreement equal to the product of the total number of such shares of Stock multiplied by a fraction the numerator of which is the total number of shares of Stock for which Company  shareholders other than the Optionee with respect to shares of Stock acquired pursuant to this Agreement have accepted such offer and the denominator of which is  the total number of shares of Stock outstanding other than the Participant’s shares of Stock acquired pursuant to this Agreement, on the same terms and conditions as the sale to such person or group by the Company’s shareholders other than the Participant with respect to his or her shares of Stock attributable to the exercise of this Option.

Definitions. Capitalized terms in this Agreement shall have the meanings set forth in this Agreement. In addition, the following definitions shall apply:

“Affiliate” means a company controlled by, or under common control with, the Company.

“Cause” shall mean the same thing as in the Executive Employment Agreement.

“Competitor” shall mean any organization that engages, directly or indirectly, in any business that, in the opinion of the Committee, competes with, or is in conflict with the interests of, the Company.

“Date of Termination” shall mean the first day on or after the Grant Date on which the Participant ceases to be employed by the Company, regardless of the reason for such cessation; provided, that a Date of Termination shall not be deemed to occur by reason of a transfer of the Participant between the Company and an Affiliate or between two Affiliates; and further provided, that the Participant’s employment shall not be considered terminated while the Participant is on an approved leave of absence.  If the Participant is employed by an Affiliate, and as a result of a sale or other transaction the Participant’s employer ceases to be an Affiliate, the date of the occurrence of such transaction shall be treated as the Participant’s Date of Termination, caused by the Participant’s being discharged by the Company or affiliate.

“Disability” shall mean a condition of the Participant in which he or she is unable, by reason of a medically determinable physical or mental impairment, to discharge substantially all of the duties of his or her position with the Company, which condition, in the opinion of a physician selected by the Committee, is expected to have a duration of not less than 180 days.

“Fair Market Value” shall mean as of any date:

If the principal market for the Stock is a national securities exchange or the NASDAQ stock market, then “Fair Market Value” shall be the mean between the lowest and highest reported sale prices of Stock on that date on the principal exchange on which the Stock is then listed or admitted to trading;

If the principal market for the Stock is not a national securities exchange and the Stock is not quoted on the NASDAQ stock market, the average between the highest bid and lowest asked prices for the Stock on such day as reported on the OTC Bulletin Board Service, or a comparable service;

If subparagraphs (i) and (ii) next above would be applicable, except that the day is not a business day, the Fair Market Value of the Stock shall be determined as of the last preceding business day; or

If subparagraphs (i), (ii) and (iii) next above are inapplicable, then the Fair Market Value of the Stock shall be its fair market value determined by the Board or the Committee in reasonable good faith.

“Grant Date” shall mean the date the Award is granted to the Participant, which may be before the date of the commencement of Participant’s employment by the Company.

“Public Offering” shall mean the first day as of which Stock is sold to the public in the United States pursuant to a public offering of Stock involving one or more underwriters.

“Service” shall mean the performance of services for the Company in the capacity of an employee.

IN WITNESS WHEREOF, the Participant has executed this Agreement, and the Company has caused this Agreement to be executed in its name and on its behalf, all as of the Grant Date.

Participant

Date:  November 21, 2012                                                     /s/ Pam Roth
Pam Roth

MED ONE OAK, INC.

Date:  November 21, 2012                                                   By:    /s/ Asit Jaykant Choksi

Its:   Chief Executive Officer

Exhibit I

FEDERAL INCOME TAX CONSEQUENCES

OF RESTRICTED STOCK

This is a summary of the federal income tax consequences of your grant of Med One Oak, Inc. (the “Company”) shares of restricted common stock (the “Restricted Stock”).  It does not address the impact of United States state and local, or non-United States, taxes, or estate and gift tax issues.  It is intended for general information purposes only.  It is not intended as personal tax advice.  You should consult your own tax adviser about the potential tax consequences to you of your grant of Restricted Stock.

Your shares of Restricted Stock are generally subject to conditions or restrictions (including vesting conditions and limitations on transferability) imposed by the Company.  In general, you will recognize income in connection with your award of Restricted Stock when the shares’ vesting condition(s) (typically, completion of a period of service is/are fulfilled, instead of at the time of the shares’ grant.  On the date the vesting condition(s) is/are fulfilled, you will generally recognize ordinary compensation income in an amount equal to the entire fair market value of the shares, including any appreciation in value between the date when the Restricted Stock was awarded to you and the date when the vesting condition(s) is/are fulfilled.  Your holding period for the shares for the purpose of determining whether any subsequent gain or loss on a disposition of the shares is short-term or long-term (your “Capital Gain Holding Period” will also begin on the date when the shares’ vesting condition(s) is/are fulfilled.

However, as an alternative to the Federal income tax treatment described in the preceding paragraph, you generally may elect under Section 83(b) of the Code to accelerate the time when you must include the value of the Restricted Stock award in income for Federal tax purposes to the date when the award is made.  If you make an election under Section 83(b) of the Code, then the ordinary income that you realize with respect to the Restricted Stock is limited to the fair market value of the Restricted Stock at the date of the award, and your Capital Gain Holding Period begins on the date of your receipt of the Restricted Stock.  Thus, your eventual gain or loss with respect to the shares after the date of the award, measured generally as any change in the shares’ value between the date of the award and the date when you eventually dispose of them, would be capital gain or loss, long- or short-term depending on your Capital Gain Holding Period. However, notwithstanding your Section 83(b) election, you generally would be unable to dispose of the shares until the vesting conditions to which they are subject are fulfilled, and you also would not be entitled to any loss deduction for Federal income tax purposes if you later separated from the Company’s service before fulfilling the vesting condition and therefore forfeited the shares subject to the Restricted Stock award.  Thus, if you make a Section 83(b) election, you may recognize ordinary income with respect to your shares of Restricted Stock even if you end up forfeiting them.

Depending on a variety of factors (including the value of the Restricted Stock on the date you receive it, how long you think you may hold it, the value you think the shares may have at the date when you dispose of them, and your marginal federal income tax rates and other financial circumstances at the date of receipt of the Restricted Stock as compared with the date of its disposition), a Section 83(b) election may or may not be advisable for any shares of Restricted Stock that you receive.

It is very important for you to note that a separate Section 83(b) election opportunity occurs each time you receive an award of Restricted Stock, and that if you want to make a Section 83(b) election with respect to any particular award, you must do so within 30 days of the grant date of the award, in conformity with detailed instructions contained in Internal Revenue Service (“IRS”) regulations. Consult your own personal tax adviser.  The attached “Section 83(b) Election Form,” which is based on an IRS model form, is provided in order to facilitate your making a Section 83(b) election if you decide, in consultation with your tax adviser, to do so.

Tax Withholding

Generally, federal income tax is required to be withheld at the time of vesting of your shares of Restricted Stock in an amount equal to 25%1 of the shares’ fair market value at the vesting date.  FICA and FUTA withholding is also required. The Company requires that you pay to it the tax required by law to be withheld with respect to the vesting of your Restricted Stock before you will be permitted to receive possession of the shares of Restricted Stock.

The Company may in its discretion under certain circumstances permit a grantee of Restricted Stock to satisfy his or her Federal income tax withholding obligations by the grantee’s surrendering to the Company shares of Company Stock already owned by the grantee or by withholding shares that would otherwise be delivered to the grantee on the vesting of the Restricted Stock.  Any such transfer of previously owned shares by a grantee, or any such withholding of shares from delivery, will generally constitute a taxable disposition of such shares.

1 Thirty-five percent if the total of your supplemental payments exceeds $1 million.